Off-market buy-back booklet and tender forms

31 October 2017

In accordance with ASX Listing Rule 3.17, on 5 October 2017 Rio Tinto Limited released to the Australian Securities Exchange a copy of the off-market buy-back tender booklet and tender forms that were distributed to Rio Tinto Limited’s eligible shareholders in respect of the off-market share buy-back announced on 22 September 2017.

A copy of the buy-back booklet and tender forms can be accessed at www.riotinto.com/

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404